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SEC

18000856

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING
Received
FEB 23 2018
WASH D.C.

SEC FILE NUMBER
8-67157

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plus Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 50th Floor,
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Merzer 212-956-2221
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400 (Address) Whippany (City) NJ (State) 07981 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DM

## OATH OR AFFIRMATION

I, Stuart Merzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plus Securities LLC, as of February 16, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CCO

Title

Notary Public

JAMES N. RICHARDSON, III
NOTARY PUBLIC-STATE OF NEW YORK
No 01RI6348331
Qualified In New York County
My Commission Expires 09-26-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# PLUS SECURITIES LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON)

DECEMBER 31, 2017

# PLUS SECURITIES LLC

## CONTENTS

withum
AUDIT TAX ADVISORY

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Management and Member of Plus Securities LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Plus Securities LLC (the "Company"), as of December 31, 2017, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

**Supplementary Information**

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 16, 2018

# PLUS SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2017**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash** | $ | 1,245,847 |
| **Prepaid expenses** | | 1,371 |
| | $ | 1,247,218 |
| **LIABILITY AND MEMBER'S EQUITY** | | |
| **Liability,** accounts payable and accrued expenses | $ | 25,607 |
| **Member's equity** | | 1,221,611 |
| | $ | 1,247,218 |

*See accompanying notes to financial statements.*

## PLUS SECURITIES LLC

### STATEMENT OF OPERATIONS

**Year Ended December 31, 2017**

| | |
|---|---|
| **Revenues,** placement fee income | $ 309,181 |
| **Expenses** | |
| Registered representative compensation and benefits | 9,181 |
| Professional fees | 59,314 |
| Regulatory fees and expenses | 5,725 |
| Other expenses | 2,851 |
| | 77,071 |
| **Net Income** | $ 232,110 |

*See accompanying notes to financial statements.*

# PLUS SECURITIES LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

**Year Ended December 31, 2017**

| | | |
|---|---|---|
| **Balance,** beginning of year | $ | 989,501 |
| **Net Income** | | 232,110 |
| **Balance,** end of year | $ | 1,221,611 |

*See accompanying notes to financial statements.*

# PLUS SECURITIES LLC

## STATEMENT OF CASH FLOWS

**Year Ended December 31, 2017**

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 232,110 |
| Adjustments to reconcile net income to net cash provided by operating activities and net increase in cash: | |
| Increase (decrease) in cash attributable to changes in operating assets and liabilities: | |
| Placement fees receivable | 4,460 |
| Prepaid expenses | (1,041) |
| Accounts payable and accrued expenses | (3,007) |
| Registered representative compensation & payroll taxes payable | (4,460) |
| **Net cash provided by operating activities and net increase in cash** | 228,062 |
| **Cash,** beginning of year | 1,017,785 |
| **Cash,** end of year | $ 1,245,847 |

*See accompanying notes to financial statements.*

## 1. Nature of business and summary of significant accounting policies

*Nature of Business*

Plus Securities LLC (the "Company"), a wholly-owned subsidiary of Paulson Management II L.P. ("Paulson"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal operation is to act as a placement agent of the interests in affiliated private investment funds ("Funds"). The Funds' interests are sold in private placements to qualified accredited investors. The Company does not solicit or sell directly to retail investors and does not hold or have custody of customer funds or securities.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management for issuance on February 16, 2018. Subsequent events have been evaluated through this date.

*Revenue Recognition from Placement Business*

The Company solicits prospective investors to the Funds who are managed by various investment management entities, each of which is related through common control. The investment management entities compensate the Company with placement fees for the successful solicitation of investors. The Company records the revenues when earned, in accordance with the terms of the underlying agreements. For the year ended December 31, 2017, these placement fees amounted to $309,181.

*Income Taxes*

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Company is no longer subject to U.S. federal and state income tax audits for all periods before 2014.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 1. Nature of business and summary of significant accounting policies (continued)

*Recent Accounting Pronouncements*

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09. This created ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under account principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

## 2. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $1,220,000, which was approximately $1,215,000 in excess of its minimum requirement of $5,000.

## 3. Concentrations of credit risk

For the year ended December 31, 2017, 100% of placement fee income was earned from six companies related through common control.

The Company maintains its cash balances in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institution and does not anticipate any losses from this counterparty.

## 4. Related party transactions

Pursuant to the Amended and Restated Lease and Shared Service Agreement (the "Agreement"), Paulson & Co. Inc., an entity related through common control, provides office space along with certain fixed assets to the Company. All costs incurred by Paulson & Co. Inc. for the maintenance and occupancy of the space provided are the responsibility of Paulson & Co. Inc. and the Company has no duty or obligation to pay, repay or reimburse Paulson & Co. Inc. for any of these expenses.

The Company compensates its registered representatives for the successful placement of Fund interests at a rate of 20 basis points of the placement amount. Registered representative compensation may be paid by Paulson & Co. Inc. and allocated to the Company in accordance with the Agreement. For the year ended December 31, 2017, total registered representative compensation paid by Paulson & Co. Inc. and allocated to the Company was $13,641. As of December 31, 2017, accrued compensation payable was –nil-.

**4. Related party transactions (continued)**

Pursuant to the Supplemental Placement Agreement, the Company earns placement fee revenue from related party investment management entities for the offering and placement of interests in the Funds managed by these entities. For the year ended December 31, 2017, the Company earned total placement fee income from these entities of $309,181, of which -nil- was a receivable at December 31, 2017.

For the year ended December 31, 2017, placement fee revenue earned from the investment management entities for the successful placement of Fund interests was offset with the corresponding registered representative compensation owed to Paulson & Co. Inc. in lieu of a cash transfer or settlement. A quarterly fee of $75,000 paid to the Company for acting as placement agent is settled in cash, which is included in the amount above.

**5. Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". As the Company does not handle customer cash or securities, it does not have any Possession and Control requirements with respect to SEC Rule 15c3-3.

# PLUS SECURITIES LLC

**SUPPLEMENTARY INFORMATION**
**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**December 31, 2017**

| | | |
|---|---|---|
| **Member's equity** | | $ 1,221,611 |
| **Less non-allowable asset** | | |
| Prepaid expenses | | 1,371 |
| **Net capital** | | $ 1,220,240 |
| **Aggregate indebtedness** | | $ 25,607 |
| **Computed minimum net capital required** (6.67% of aggregate indebtedness) | | $ 1,707 |
| **Minimum net capital required** (under SEC Rule 15c3-1) | | $ 5,000 |
| **Excess net capital** ($1,220,240 - $5,000) | | $ 1,215,240 |
| **Percentage of aggregate indebtedness to net capital** | $ 25,607 / $ 1,220,240 | 2.1% |

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2017.



*See report of independent registered public accounting firm.*

# PLUS SECURITIES LLC

**SUPPLEMENTARY INFORMATION**
**SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**December 31, 2017**

The Company is exempt from the Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." As the Company does not handle customer cash or securities, it does not have any Possession and Control requirements with respect to SEC Rule 15c3-3.

withum

AUDIT TAX ADVISORY

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Plus Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Plus Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 16, 2018

**WithumSmith+Brown, PC** 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

# PLUS SECURITIES LLC

## SUPPLEMENTARY INFORMATION
## RULE 15c3-3 EXEMPTION REPORT

The "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Plus Securities LLC

I, Stuart Merzer, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Stuart Merzer
President
February 16, 2018